

February 16, 2011

Junfeng Chen
Chief Financial Officer
New Energy Systems Group
116 West 23rd St., 5th Fl.
New York, New York 10011

> **Re:** **New Energy Systems Group**
> **Form 10-K**
> **Filed April 15, 2010**
> **File No. 000-49715**
> **Form 10-Q filed May 14, 2010, File No. 000-49715**
> **Form 10-Q filed November 15, 2010, File No. 001-34847**

Dear Mr. Chen:

We have reviewed your letter dated February 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

1. We will continue to evaluate your response to prior comments 1, 3, 7, and 10 after you file the amendment mentioned in those responses.

Item 9A(T). Controls and Procedures, page 21

2. Refer to our prior comments 14 and 15. Based on information provided in your response, it does not appear that any of the individuals responsible for the preparation of your financial statements and evaluating internal controls at your company or its subsidiaries have other than "basic" or "limited" expertise and knowledge in interpreting and applying U.S.GAAP and SEC disclosure requirements. Please address the following matters with respect thereto:

- Tell us the specific person or persons that designed your U.S. GAAP and SEC disclosure based internal control over financial reporting environment as well as the person or persons that tested, assessed and concluded on the effectiveness of the referenced environment;
- Tell us more about the relevant education and ongoing training the aforementioned person or persons have relating to U.S. GAAP and SEC rules and regulations;
- Tell us more about your internal audit group, including how they impacted your evaluation of your internal control over financial reporting and
- Tell us the specific weaknesses you identified in your internal controls other than the weakness related to your lack of expertise in U.S. accounting principles among the personnel in the Company.

3. Refer to our prior comment 14. We see you indicate your CPA has "daily contact with Company personnel to ensure that all pertinent accounting issues are properly analyzed and disclosed." Please tell us the nature of the contact, including whether such contact is from their U.S. location or in China.

4. Refer to our prior comment 15. We see you indicated in your response that "During 2009, the Company's CPA spent approximately 180 hours preparing the Company's financial statements. During 2010, the Company's CPA spent approximately 220 hours preparing the Company's financial statements." With respect to the referenced statement, please address the following:

- Tell us, in detail, what was performed by your CPA during the referenced time periods and the location where the CPA performed the services and
- Clarify the CPA's involvement, if any, in the assessment and/or testing of your internal control over financial reporting environment as well as their involvement with your day to day accounting matters, including whether they review any of your unique or unusual accounting issues.

5. In a related matter, in light of the issues raised in our comments related to your valuation of certain acquisitions in fiscal 2009 and 2010, please tell us whether your original disclosures where you conclude that disclosure controls and procedures and internal control over financial reporting were *effective* in your December 31, 2009 Form 10-K and your disclosure controls and procedures were *effective* in your March 31, June 30 and September 30, 2010 Form 10-Q's are still appropriate.

Financial Statements, page 31

Consolidated Balance Sheets, page F-3

6. Refer to our prior comment 8. Please revise the notes to your financial statements in future filings to clearly indicate how your accounting and presentation for equity-based payments to non-employees complies with FASB ASC 505-50. Your disclosures should indicate the significant terms of such grants, including vesting and performance criteria as well as measurement dates and how you determined them.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

Note 14. Acquisition of Anytone, Newpower and Unaudited Pro Forma Financial Information, page 17

7. Refer to our prior comment 13. We previously noted you determined the fair value of the shares issued in the Anytone and Newpower acquisitions by multiplying the shares issued in connection with each transaction by the average stock price of New Energy two days before and two days after the agreement date and do not believe that this valuation policy complies with the guidance at FASB ASC 805-30-30-7. We also noted from your current response that the fair value of the shares issued in connection with the Anytone and NewPower acquisitions as determined based on the fair value of the shares issued at their acquisition dates of November 19, 2009 and January 12, 2010, respectively, substantially exceeds the values assigned to the shares as currently recorded in your financial statements. In light of this fact, please provide us with your assessment as to why you do not believe you need to revise your December 31, 2009 as well as your March 31, June 30 and September 30, 2010 financial statements to properly value the referenced acquisitions. Also, provide us with revised purchase price allocations for both acquisitions that are based on the total purchase prices for each acquisition determined using the fair value of the shares issued at their acquisition dates rather than your average stock price on the acquisition dates.

When you respond to this letter, please include the exact written acknowledgements that appear at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

"for"

Jeff Jaramillo
Accounting Branch Chief